1128 Pennsylvania NE, Suite 200, Albuquerque, New Mexico 87110 | Tel: 505-255-4852 | www.santafegoldcorp.com

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Mr. John Reynolds, Assistant Director
Mr. Shaz Niazi, Esq.

RE:	Santa Fe Gold Corporation
Form 10-K for Fiscal Year Ended June 30, 2012
Filed September 28, 2012
File No. 001-12974

Gentlemen:

                       Santa Fe Gold Corporation, a Delaware corporation (the “Company”), in connection with its response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 1, 2013, regarding the Company’s Form 10-K for Fiscal Year Ended June 30, 2012 (File No. 001-12974) hereby acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully,
Santa Fe Gold Corporation
By:	/s/ W. Pierce Carson
W. Pierce Carson, President and CEO